

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Brandon Dong
SVP, Capital Markets
NWTN, Inc.
Office 114-117, Floor 1, Building A1
Dubai Digital Park, Dubai Silicon Oasis
Dubai, UAE

> **Re: NWTN, Inc.**
> **Amendment No. 2 to Registration Statement Filed on Form F-4**
> **Filed September 28, 2022**
> **File No. 333-266322**

Dear Brandon Dong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 12, 2022 letter.

<u>Amendment No. 2 to Registration Statement on Form F-4 filed September 28, 2022</u>

<u>General</u>

1. Please file the consent of Frost & Sullivan as an exhibit.

2. The legal opinion you file should address each transaction you intend to register. Exhibit 5.1 currently does not appear to address the issuance of the warrants. Please file a revised opinion.

3. We note the new disclosures regarding the engagement of China Renaissance as financial advisor. Please clarify how you complied with the requirements of Items 4(b) and 21(c) to Form F-4.

You may contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey Cohen